EXHIBIT 4.6

EXECUTION VERSION

LIMITED RECOURSE GUARANTY AGREEMENT

This LIMITED RECOURSE GUARANTY AGREEMENT (as amended, restated, supplemented or otherwise modified, renewed or replaced from time to time, this “Agreement”), dated as of February 28, 2013, is made by CINEDIGM DIGITAL CINEMA CORP., a Delaware corporation (in such capacity, the “Guarantor”, and as “Cinedigm” (as defined below)), in favor of PROSPECT CAPITAL CORPORATION, a Maryland corporation (“Prospect”), as collateral agent for the Secured Parties (in such capacity, together with its successors and assigns in such capacity, the “Collateral Agent”) and as Administrative Agent (as defined below).

W I T N E S S E T H:

WHEREAS, pursuant to the Term Loan Agreement, dated as of February 28, 2013 (as amended, restated, supplemented or otherwise modified, renewed or replaced from time to time, the “Term Loan Agreement”), among Cinedigm DC Holdings, LLC (the “Borrower”), Access Digital Media, Inc., Access Digital Cinema Phase 2, Corp. and each other Guarantor (as defined in the Term Loan Agreement) that is a party thereto, the Lenders party thereto, and Prospect, in its separate capacities as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Administrative Agent”) and Collateral Agent, the Lenders have severally agreed to make extensions of credit to the Borrower upon the terms and subject to the conditions set forth therein;

WHEREAS, it is a condition precedent to the obligations of the Lenders under the Term Loan Agreement that the Guarantor enter into this Agreement to secure the Obligations of the Borrower under the Term Loan Agreement, and the Guarantor desires to satisfy such condition precedent; and

WHEREAS, the Guarantor will obtain substantial direct and indirect financial and other benefits from the Term Loans made by the Lenders to the Borrower pursuant to the Term Loan Agreement and the other Loan Documents, and accordingly, the Guarantor desires to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.           Defined Terms.  Unless otherwise defined herein, all capitalized terms herein have the meanings ascribed to them in the Term Loan Agreement.  As used herein, “Cinedigm” means Cinedigm Digital Cinema Corp. in its individual capacity and in each of its capacities as the “Parent” (as defined in the Term Loan Agreement), the “Limited Recourse Pledgor” (as defined in the Term Loan Agreement”) and as Guarantor hereunder.

2.           Guaranty.

(a)           The Guarantor unconditionally guarantees, as a primary obligor and not merely as a surety, (i) the due and punctual payment of all Obligations, including, without limitation, (A) the principal of and premium, if any, and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Term Loans, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, and (B) all other monetary obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of the Loan Parties to the Administrative Agent, the Collateral Agent or any other Secured Party under the Term Loan Agreement or any other Loan Document and (ii) the due and punctual performance of all covenants, agreements, obligations and liabilities of the Loan Parties under or pursuant to the Term Loan Agreement or any other Loan Document (all the monetary and other obligations referred to in the preceding clauses (i) and (ii) being collectively referred to hereinafter as the “Guaranteed Obligations”), if any one or more of the following events or conditions occurs:

(i)           The occurrence of any Event of Default to the extent caused by any action of Cinedigm that Cinedigm is expressly required to take, to be caused to take, or to refrain from taking, or any inaction of Cinedigm in relation to any of the foregoing, under the terms of the Term Loan Agreement, in order to avoid such Event of Default;

(ii)           Any representation or warranty made or deemed to be made by Cinedigm herein or in any other Loan Document (including any certificate delivered pursuant to any provision hereof or of any Loan Document) is or shall be incorrect in any material respect on or as of the date when made or deemed to have been made; provided, that any representation or warranty that is already qualified in the text thereof as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct in all respects so stated on the applicable date;

(iii)           Cinedigm shall default in the due performance and observance of any obligation or covenant contained herein, in the Limited Recourse Pledge Agreement or in any Loan Document within the time limit for any such obligations or covenants provided for herein, in the Limited Recourse Pledge Agreement, or in any such other Loan Document, as applicable, (subject to any applicable grace or cure periods set forth herein, in the Limited Recourse Pledge Agreement or any such other applicable Loan Document) and the effect of such default is to cause an Event of Default;

(iv)           Any enforcement of the Administrative Agent’s or the Collateral Agent’s rights or remedies under the Loan Documents, or in connection with any litigation relating to the Loan Documents wherein, in either such case, Cinedigm (i) willfully or in bad faith interferes with, hinders or delays the exercise of the Administrative Agent’s or the Collateral Agent’s remedies, (ii) contests the validity or enforceability of any Loan Document or (iii) asserts a claim against the Administrative Agent or the Collateral Agent; provided, however, that this clause (iv) shall not apply in the event that Cinedigm in good faith asserts a bona fide claim or defense to the effect that (A) the Obligations have been satisfied in full, (B) a Secured

Party has breached or is otherwise acting contrary to the terms of the Loan Documents or (C) a Secured Party is acting in bad faith or with gross negligence or willful misconduct, and any such claim or defense is finally determined in favor of Cinedigm in a non-appealable judgment by a court of competent jurisdiction;

(v)           Cinedigm at any time institutes against the Borrower, Access Phase 2 or any other Loan Party, or joins in any institution against the Borrower, Access Phase 2 or any other Loan Party of, any bankruptcy proceeding under any U.S. Federal or state bankruptcy or similar law in which the Borrower, Access Phase 2 or any other Loan Party is a debtor;

(vi)           Cinedigm or any of its Related Parties engages in fraud or willful misrepresentation, gross negligence or willful misconduct in connection with any aspect of the Term Loans;

(vii)           The Limited Recourse Pledgor (A) Sells, assigns, transfers, pledges or encumbers in any other manner the Collateral (as defined in the Limited Recourse Pledge Agreement) except for Liens granted pursuant to, or permitted under, the Loan Documents, (B) fails to defend the right, title and security interest granted to the Collateral Agent in and to the Collateral (as defined in the Limited Recourse Pledge Agreement) against the claims and demands of any Persons to the extent required by the Limited Recourse Pledge Agreement, or (C) to the extent and within the time limits (subject to any applicable grace or cure periods) required in the Limited Recourse Pledge Agreement, fails to promptly execute and deliver any further instruments, or take any further action, that may be necessary, or that the Collateral Agent may reasonably request, in order to perfect and protect any security interest granted or purported to be granted under the Limited Recourse Pledge Agreement or to enable the Collateral Agent to exercise and enforce its rights and remedies thereunder with respect to any Collateral (as defined in the Limited Recourse Pledge Agreement);

(viii)         The use of the proceeds of the Term Loans is other than in accordance with the provisions of the Term Loan Agreement (including, without limitation, any misappropriation of any such funds by Cinedigm); or

(ix)           Cinedigm shall breach its obligations and covenants arising under Section 6(b)(xii) hereof.

(b)           This is a limited recourse guaranty of payment and performance and not of collection.  The liability of the Guarantor under this Agreement shall be direct and immediate and not conditional or contingent upon the pursuit of any remedies against the Borrower, Access Phase 2, any other Loan Party or any other Person (including, without limitation, other guarantors, if any), nor against the Collateral for the Term Loans.  The Guarantor waives any right to require that an action be brought against the Borrower, Access Phase 2, any other Loan Party or any other Person or to require that resort be had to any Collateral of any Loan Party or to any balance of any deposit account or credit on the books of the Administrative Agent in favor of the Borrower, Access Phase 2 or any other Person.  In the event, on account of the Bankruptcy Reform Act of 1978, as amended, or any other debtor relief law (whether statutory, common law, case law or otherwise) of any jurisdiction whatsoever, now or hereafter in effect, which may be or become applicable, the Borrower shall be relieved of or fail to incur any debt, obligation or liability as provided in the Loan Documents, the Guarantor shall nevertheless be fully liable to the extent set forth in this Agreement.  Upon the occurrence and during the continuance of an Event of Default, the Collateral Agent shall have the right to enforce its rights, powers and remedies under the Loan Documents (including, without limitation, foreclosure of all or any portion of the Collateral) thereunder or hereunder, in any order, and all rights, powers and remedies available to the Administrative Agent or Collateral Agent, as applicable, in such event shall be non-exclusive and cumulative of all other rights, powers and remedies provided thereunder or hereunder or by law or in equity.  If the Guaranteed Obligations guaranteed hereby are partially paid or discharged by reason of the exercise of any of the remedies available to the Collateral Agent, this Agreement shall nevertheless remain in full force and effect, and the Guarantor shall remain liable to the extent set forth in Section 2(a) of this Agreement for all remaining Guaranteed Obligations, even though any rights which the Guarantor may have against the Borrower, Access Phase 2 or any Loan Party may be destroyed or diminished by the exercise of any such remedy.

(c)           The Guarantor further agrees that the Guaranteed Obligations may be extended, renewed or increased, in whole or in part, without notice to or further assent from the Guarantor, and that the Guarantor will remain bound upon its guarantee to the extent set forth in Section 2(a) of this Agreement notwithstanding any extension, renewal, or increase of any Guaranteed Obligations.

3.           Indemnity.  Without limiting the generality of Section 2 hereof, the Guarantor hereby indemnifies and holds harmless the Collateral Agent from and against any and all claims, losses, and liabilities growing out of or resulting from this Agreement (including enforcement of this Agreement), to the same extent as the Borrower, Access Phase 2 and the other Loan Parties are liable with respect to the other Loan Documents pursuant to the terms of Section 11.05 of the Term Loan Agreement.

4.           Reinstatement of Guaranteed Obligations.  If at any time all or any part of any payment made by the Guarantor or received by the Collateral Agent from Guarantor under or with respect to this Agreement is or must be rescinded or returned for any reason whatsoever (including, but not limited to, the insolvency, bankruptcy or reorganization of the Guarantor, the Borrower, Access Phase 2 or any other Loan Party), then the obligations of the Guarantor hereunder shall, to the extent of the payment rescinded or returned, be deemed to have continued in existence, notwithstanding such previous payment made by the Guarantor, or receipt of payment by the Collateral Agent, and the obligations of the Guarantor hereunder shall continue to be effective or be reinstated, as the case may be, as to such payment, all as though such previous payment by the Guarantor had never been made.

5.           Waivers by Guarantor.  To the fullest extent permitted by law, the Guarantor hereby waives and agrees not to assert or take advantage of:

(a)           Any right to require the Collateral Agent or Administrative Agent to proceed against the Borrower, Access Phase 2, any other Loan Party or any other Person or to proceed against or exhaust any security held by the Collateral Agent at any time or to pursue any other remedy in the Collateral Agent’s or Administrative Agent’s power or under any other agreement before proceeding against the Guarantor hereunder;

(b)           The defense of the statute of limitations in any action hereunder;

(c)           Any defense that may arise by reason of the incapacity, lack of authority, death or disability of any other Person or Persons or the failure of the Collateral Agent or Administrative Agent to file or enforce a claim against the estate (in administration, bankruptcy or any other proceeding) of any other Person or Persons;

(d)           Demand, presentment for payment, notice of nonpayment, intent to accelerate, acceleration, protest, notice of protest and all other notices of any kind, or the lack of any thereof, including, without limiting the generality of the foregoing, notice of the existence, creation or incurring of any new or additional indebtedness or obligation or of any action or non-action on the part of the Borrower, Access Phase 2, any other Loan Party, the Collateral Agent, the Administrative Agent, any endorser or creditor of the Borrower, Access Phase 2, any other Loan Party or of the Guarantor or on the part of any other Person whomsoever under this or any other instrument in connection with any obligation or evidence of Indebtedness held by the Collateral Agent or the Administrative Agent;

(e)           Any defense based upon an election of remedies by the Collateral Agent or the Administrative Agent;

(f)           Any right or claim or right to cause a marshalling of the assets of the Guarantor;

(g)           Any principle or provision of law, statutory or otherwise, which is or might be in conflict with the terms and provisions of this Agreement;

(h)           Any duty on the part of the Collateral Agent or any Related Parties to disclose to the Guarantor any facts such Persons may now or hereafter know about the Borrower, Access Phase 2, any other Loan Party, or any of the Guarantor’s other Subsidiaries, regardless of whether the Collateral Agent or the Administrative Agent has reason to believe that any such facts materially increase the risk beyond that which the Guarantor intends to assume or has reason to believe that such facts are unknown to the Guarantor or has a reasonable opportunity to communicate such facts to the Guarantor, it being understood and agreed that the Guarantor is fully responsible for being and keeping informed of the financial condition of the Borrower, Access Phase 2, each of the other Loan Parties and each of the Guarantor’s other Subsidiaries and of any and all circumstances bearing on the risk that liability may be incurred by the Guarantor hereunder;

(i)           Any lack of notice of disposition or of manner of disposition of any Collateral;

(j)           Any invalidity, irregularity or unenforceability, in whole or in part, of any one or more of the Loan Documents;

(k)           To the fullest extent permitted by law, lack of commercial reasonableness in dealing with the Collateral;

(l)           Any deficiencies in the Collateral for the Term Loans or any deficiency in the ability of the Collateral Agent or the Administrative Agent to collect or to obtain performance from any Persons or entities now or hereafter liable for the payment and performance of any obligation hereby guaranteed;

(m)          Any assertion or claim that the automatic stay provided by 11 U.S.C. §362 (arising upon the voluntary or involuntary bankruptcy proceeding of the Borrower, Access Phase 2, or any other Loan Party) or any other stay provided under any other debtor relief law (whether statutory, common law, case law or otherwise) of any jurisdiction whatsoever, now or hereafter in effect, which may be or become applicable, shall operate or be interpreted to stay, interdict, condition, reduce or inhibit the ability of the Collateral Agent or Administrative Agent to enforce any of its respective rights, whether now or hereafter required, which the Collateral Agent or Administrative Agent may have against the Guarantor or the Collateral;

(n)           Any modifications of the Loan Documents or any obligation of the Borrower, Access Phase 2 or any other Loan Party relating to the Term Loans by operation of law or by action of any court, whether pursuant to the Bankruptcy Reform Act of 1978, as amended, or any other debtor relief law (whether statutory, common law, case law or otherwise) of any jurisdiction whatsoever, now or hereafter in effect, or otherwise; and

(o)           Any action, occurrence, event or matter consented to by the Guarantor under Section 5(h) hereof, under any other provision hereof, or otherwise.

6.           Representations and Warranties; Covenants.

(a)           Representations and Warranties.  Cinedigm hereby represents and warrants to the Collateral Agent, on behalf of itself and the Lenders, each of the following:

(i)           Term Loan Agreement Representations and Warranties.  Cinedigm makes each of the representations and warranties with respect to each of the matters set forth in the Term Loan Agreement applicable to Cinedigm itself (and not as to any Loan Party) as if each such representation and warranty was made in this Agreement and each such representation and warranty is incorporated by reference and made a part hereof mutatis mutandis;

(ii)           Litigation; Labor Matters.

(a)           There are no pending (or, to the knowledge of Cinedigm, threatened) actions, investigations, suits, proceedings, audits, claims, demands, orders or disputes affecting any of the Phase I Group Members or Phase II Group Members with, by or before any Governmental Authority other than those that (a) cannot reasonably be expected to affect the Obligations, the Loan Documents, the other transactions contemplated therein, any Digital Cinema Deployment Agreement, any Exhibitor Agreement, any Service Agreement, the General Services Agreement or the Management Services Agreement and (b) would not have, individually or in the aggregate, a Material Adverse Effect.

(b)           There are no strikes, work stoppages, slowdowns or lockouts existing, pending or, to the knowledge of Cinedigm, threatened against or involving any Group Member, except, for those that would not, in the aggregate, have a Material Adverse Effect.  As of the Closing Date, (a) there is no collective bargaining or similar agreement with any union, labor organization, works council or similar representative covering any employee of any Group Member, (b) no petition for certification or election of any such representative is existing or pending with respect to any employee of any Group Member and (c) no such representative has sought certification or recognition with respect to any employee of any Group Member;

(iii)           Subsidiaries.  Schedule 6.07 to the Term Loan Agreement is a complete and accurate list showing for each Loan Party, each Phase I Group Member and each Phase II Group Member and each Subsidiary of any Loan Party, Phase I Group Member and Phase II Group Member and each joint venture of any of the foregoing, its jurisdiction of organization, the number of shares of each class of Stock authorized (if applicable), the number outstanding on the Closing Date and the number and percentage of the outstanding shares of each such class owned (directly or indirectly) by the Borrower and, in the case of the Stock of the Borrower, Access Phase 2 and Cinedigm Australia, Cinedigm.  All outstanding Stock of each of them has been validly issued, is fully paid and non-assessable (to the extent applicable) and is owned beneficially and of record by Cinedigm, a Loan Party, a Phase I Group Member or Phase II Group Member, as applicable, free and clear of all Liens other than the security interests created by the Loan Documents and, in the case of the Stock of the Group Members (other than the Borrower, Access Phase 2 and Cinedigm Australia), Liens created under the “Loan Documents” (as defined in the CDF1 Credit Agreement) and Liens created under the “Loan Documents” (as defined in the CDF2 Credit Agreement), as applicable.  There are no Stock Equivalents with respect to the Stock of any Loan Party or Subsidiary of any Loan Party, any Phase I Group Member or Phase II Group Member, any Subsidiary of any Phase I Group Member or any Subsidiary of any Phase II Group Member or any joint venture of any of them as of the Closing Date, except as set forth on Schedule 6.07 to the Term Loan Agreement.  Except as provided in the Constituent Documents, the “Loan Documents” (as defined in the CDF1 Credit Agreement) and the “Loan Documents” (as defined in the CDF2 Credit Agreement) delivered to the Administrative Agent on or prior to the Closing Date, there are no Contractual Obligations or other understandings to which Cinedigm, any Loan Party, any Phase I Group Member, Phase II Group Member or any Subsidiary of any Phase I Group Member, Phase II Group Member or any joint venture of any of them is a party with respect to (including any restriction on) the issuance, voting, Sale or pledge of any Stock or Stock Equivalent of any Loan Party, Phase I Group Member, Phase II Group Member or any such Subsidiary or joint venture;

(iv)           Accuracy of Information.  The written information prepared or furnished by or on behalf of (and with the consent or at the direction of) Cinedigm, the Borrower or any Loan Party in connection with any Loan Document (including the information contained in any Financial Statement) or the consummation of any transaction contemplated therein, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances when made, not misleading in any material respect; provided, however, that projections contained therein are not to be viewed as factual and that actual results during the periods covered thereby may differ from the results set forth in such projections by a material amount.  All projections that are part of such information (including those set forth in any Projections delivered subsequent to the Closing Date) are based upon good faith estimates and stated assumptions believed to be reasonable and fair as of the date made in light of conditions and facts then known and, as of such date, reflect good faith, reasonable and fair estimates of the information projected for the periods set forth therein.  All facts known to Cinedigm and material to the financial condition, business, property or prospects of the Borrower or any other Loan Party, taken as one enterprise, have been disclosed to the Lenders.  The Initial Projections and pro forma financial information provided to the Administrative Agent on or prior to the Closing Date were prepared in good faith based upon  assumptions believed to be reasonable and fair as of the date made and in light of conditions and facts then known, it being recognized by the Administrative Agent and the Lenders that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ from the projected results;

(v)           Financial Condition; Financial Statements.  Subject to the absence of footnote disclosure and normal recurring year-end audit adjustments, each of the Initial Financial Statements fairly present in all material respects the Consolidated and consolidating financial position, results of operations and cash flow of the Borrower and the Phase I Group Members, as applicable, as at the date indicated and for the period indicated in accordance with GAAP.  On the Closing Date, (i) no Phase I Group Member has any material liability or other obligation (including Indebtedness, Guaranty Obligations, contingent liabilities and liabilities for taxes, long-term leases and unusual forward or long-term commitments) that is not reflected in the Initial Financial Statements or in the notes thereto and not otherwise permitted by the Term Loan Agreement and (ii) since the date of the Initial Financial Statements, there has been no Sale of any material property of the Phase I Group Members and no purchase or other acquisition of any material property.  The Initial Projections have been prepared by the Borrower, in consultation with Cinedigm, in light of the operations of the business of the Phase I Group and reflect projections for the eight year period beginning on the Closing Date, and in the form attached as Schedule 2 to the Term Loan Agreement;

(vi)           Tax Returns and Payments.  All U.S. federal and material U.S. State, local and foreign income and franchise and other Tax returns, reports and statements (collectively, the “Tax Returns”) required to be filed by any Tax Affiliate have been filed with the appropriate Governmental Authorities in all jurisdictions in which such Tax Returns are required to be filed, all such Tax Returns are true and correct in all material respects, and all taxes, charges and other impositions reflected therein or otherwise due and payable have been paid on or prior to the date due (and no outstanding tax liabilities exist with respect to any Tax Affiliate).  No Tax Return is under audit or examination by any Governmental Authority and no notice of such an audit or examination or any assertion of any claim for taxes has been given or made by any Governmental Authority, except such audit, examination or claim as could not, if adversely determined, reasonably be expected to have a Material Adverse Effect.  Proper and accurate amounts have been withheld by each Tax Affiliate from their respective employees for all periods in full and complete compliance with the Tax, social security and unemployment withholding provisions of Applicable Law and such withholdings have been timely paid to the respective Governmental Authorities.  No Tax Affiliate has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) or has been a member of an affiliated, combined or unitary group other than the group of which a Tax Affiliate is the common parent;

(vii)           Compliance with ERISA.  Schedule 6.11 to the Term Loan Agreement sets forth, as of the Closing Date, a complete and correct list of, and that separately identifies, (a) all Title IV Plans, (b) all Multiemployer Plans and (c) all material Benefit Plans.  Each Benefit Plan, and each trust thereunder, intended to qualify for tax exempt status under Section 401 or 501 of the Code or other Applicable Law so qualifies.  Except for those that would not, in the aggregate, have a Material Adverse Effect, (x) each Benefit Plan is in compliance with applicable provisions of ERISA, the Code and other Applicable Law, (y) there are no existing or pending (or to the knowledge of Cinedigm, threatened) claims (other than routine claims for benefits in the normal course), sanctions, actions, lawsuits or other proceedings or investigation involving any Benefit Plan to which any Group Member incurs or otherwise has or could have an obligation or any Liability and (z) no ERISA Event is reasonably expected to occur.  On the Closing Date, no ERISA Event has occurred in connection with which obligations and liabilities (contingent or otherwise) remain outstanding.  No ERISA Affiliate would have any Withdrawal Liability as a result of a complete withdrawal from any Multiemployer Plan on the date this representation is made.  No ERISA Affiliate has incurred any liability under Title IV of ERISA that remains outstanding (other than PBGC premiums due but not delinquent);

(viii)           Intellectual Property; Licenses, etc.  Each Group Member owns or licenses all material Intellectual Property that is necessary for the operations of its business.  To the knowledge of Cinedigm, (a) the conduct and operation of the business of each Group Member does not infringe, misappropriate, dilute, violate or otherwise impair any Intellectual Property owned by any other Person and (b) no other Person has contested any right, title or interest of any Group Member in, or relating to, any Intellectual Property, other than, in each case, as would not, in the aggregate, have a Material Adverse Effect.  In addition, (x) there are no pending (or, to the knowledge of Cinedigm, threatened) actions, investigations, suits, proceedings, audits, claims, demands, orders or disputes affecting any Group Member with respect to, (y) no judgment or order regarding any such claim has been rendered by any competent Governmental Authority, no settlement agreement or similar Contractual Obligation has been entered into by any Group Member, with respect to and (z) Cinedigm does not know or have any reason to know of any valid basis for any claim based on, any such infringement, misappropriation, dilution, violation or impairment or contest, other than, in each case, as would not, in the aggregate, have a Material Adverse Effect;

(ix)           Environmental Warranties.  Except as set forth on Schedule 6.14 to the Term Loan Agreement, to Cinedigm’s knowledge (a) the operations of each Group Member are and have been in compliance with all applicable Environmental Laws, including obtaining, maintaining and complying with all Permits required by any applicable Environmental Law, other than non-compliances that, in the aggregate, would not have a reasonable likelihood of resulting in Material Environmental Liabilities, (b) no Group Member is party to, and no Group Member and no Real Property currently (or to the knowledge of Cinedigm previously) owned, leased, subleased, operated or otherwise occupied by or for any Group Member is subject to or the subject of, any Contractual Obligation or any pending (or, to the knowledge of Cinedigm, threatened) order, action, investigation, suit, proceeding, audit, claim, demand, dispute or notice of violation or of potential liability or similar notice under or pursuant to any Environmental Law other than those that, in the aggregate, are not reasonably likely to result in Material Environmental Liabilities, (c) no Lien in favor of any Governmental Authority securing, in whole or in part, Environmental Liabilities has attached to any property of any Group Member and, to the knowledge of Cinedigm, no facts, circumstances or conditions exist that could reasonably be expected to result in any such Lien attaching to any such property, (d) no Group Member has caused or suffered to occur a Release of Hazardous Materials at, to or from any Real Property of any Group Member and each such Real Property is free of contamination by any Hazardous Materials except for such Release or contamination that could not reasonably be expected to result, in the aggregate, in Material Environmental Liabilities, (e) no Group Member (i) is or has been engaged in, or has permitted any current or former tenant to engage in, operations, or (ii) knows of any facts, circumstances or conditions, including receipt of any information request or notice of potential responsibility under CERCLA or other Environmental Laws, that, in the aggregate, would have a reasonable likelihood of resulting in Material Environmental Liabilities and (f) Cinedigm has caused the Borrower to make available to the Administrative Agent copies of all existing environmental reports, reviews and audits and all documents pertaining to actual or potential Environmental Liabilities with respect to each Group Member, in each case to the extent such reports, reviews, audits and documents are in any such Group Member’s possession, custody or control;

(x)           No Burdensome Obligations; No Defaults.  No Group Member is a party to any Contractual Obligation, no Group Member has Constituent Documents containing obligations, and, to the knowledge of Cinedigm, there are no Applicable Laws, in each case the compliance with which would have, in the aggregate, a Material Adverse Effect.  No Group Member (and, to the knowledge of Cinedigm, no other party thereto) is in default under or with respect to any Contractual Obligation of any Group Member, which Contractual Obligation is material to the operation of the Group Member’s business and which default gives the applicable third party the right to terminate such Contractual Obligation;

(xi)           Evidence of Other Indebtedness.  Schedule 6.22 to the Term Loan Agreement is a complete and correct list of each credit agreement, loan agreement, promissory note, indenture, purchase agreement, guaranty, letter of credit or other arrangement providing for or otherwise relating to any extension of credit (or commitment for any extension of credit) to any Group Member outstanding on the Closing Date which will remain outstanding after the Closing Date and that is required to be set forth on said Schedule 6.22 (other than the Term Loan Agreement and the other Loan Documents).  The aggregate principal or face amount outstanding or that may become outstanding under each such arrangement as of the Closing Date is correctly described in Schedule 6.22 to the Term Loan Agreement;

(xii)           Certain Agreements and Other Documents.  As of the Closing Date, Cinedigm has caused the Loan Parties to provide to the Administrative Agent accurate and complete copies of all of the following agreements or documents to which any Subsidiary of Cinedigm is subject and each of which is listed on Schedule 6.25 to the Term Loan Agreement:  (i) all Exhibitor Agreements; (ii) all Service Agreements; (iii) all Digital Cinema Deployment Agreements; (iv) all Management Services Agreements; (v) all IP Licenses; (vi) all Intercompany Agreements; (vii) all principal “Loan Documents” (as defined in the CDF1 Credit Agreement); (viii) all principal “Loan Documents” (as defined in the CDF2 Credit Agreement);

(ix) all principal CHG Lease Facility Documents; (x) all KBC Facility Documents; and (xi) all Tax Consolidation Documents;

(xiii)           CDF2.  No entity that is allocated VPFs from the Distributor Lockbox Account has recourse to the assets of CDF2 other than (a) in an amount equal to such allocated and unpaid VPFs, (b) with respect to potential claims against CDF2 from operators of cinema complexes that operate Phase II Digital Systems installed pursuant to a master license agreement to which such operator and CDF2 are parties for failure to pay such VPFs to the extent received by CDF2, or (c) with respect to the Christie Deferred Payment.  Other than the Christie Deferred Payment, there are no deferred payment obligations owing by any Phase II Group Member to any Person.  CDF2 has not guaranteed any Indebtedness or other obligations owing to any such financing entity, and has not granted any Liens in its assets to any such financing entity other than (A)(i) any Lien on the Stock of the Subsidiary party to such financing entity’s financing documentation or (ii) any Lien on the equipment financed under such financing entity’s financing documentation and any VPFs derived from such equipment provided that, in no event shall any such Liens encumber any Installed Digital Systems or any revenues and earnings derived from the Installed Digital Systems (including VPFs) and (B) Liens under the “Loan Documents” (as defined in the CDF2 Credit Agreement); and

(xiv)           Exhibitor Agreements and Digital Cinema Deployment Agreements.  Each of Cinedigm and each Group Member is performing in all material respects its respective obligations under each Exhibitor Agreement and Digital Cinema Deployment Agreement to which it is a party and is not in breach or default in any material respect of any contractual obligation thereunder.  Other than as disclosed on Schedule 6.28 to the Term Loan Agreement, there are no pending (or, to the knowledge of Cinedigm, threatened) actions, investigations, suits, proceedings, audits, claims, demands, orders or disputes affecting any of the Group Members with, by or before any Governmental Authority in relation to each of the Exhibitor Agreements and the Digital Cinema Deployment Agreements, individually.

(b)           Covenants.  Cinedigm hereby covenants and agrees that, from the date hereof and until the Guaranteed Obligations have been paid in full and all other obligations hereunder shall have been performed and discharged and the Commitments terminated, Cinedigm will also comply with each of the following covenants:

(i)           Term Loan Agreement Covenants.  Notwithstanding that Cinedigm is not a signatory to the Term Loan Agreement and certain other Loan Documents, Cinedigm will comply with all of the obligations and covenants set forth in the Term Loan Agreement and any other Loan Document that by the terms of the Term Loan Agreement or such Loan Document expressly apply to Cinedigm and within the time periods provided in the Term Loan Agreement or such applicable Loan Document (subject to any applicable grace or cure periods), each of which is incorporated herein by reference and made a part hereof mutatis mutandis;

(ii)           Financial Deliverables.  Cinedigm will promptly provide the Loan Parties with any and all information, financial statements or other reports necessary to be provided by Cinedigm in order to enable such Loan Parties to comply with the requirements of the Term Loan Agreement, including, without limitation, Section 7.01 thereof, within the time periods required by the Term Loan Agreement (subject to any applicable grace or cure periods set forth therein);

(iii)           Insurance Information and Deliverables.  Cinedigm will promptly provide the Loan Parties with any and all insurance information or other reports necessary to be provided by Cinedigm in order to enable such Loan Parties to comply with the requirements of the Term Loan Agreement, including, without limitation, Section 7.01(i) and Section 7.03 thereof, within the time periods required by the Term Loan Agreement (subject to any applicable grace or cure periods set forth therein);

(iv)           Taxes.  Cinedigm will execute and deliver the Tax Consolidation Documents and will perform, and will cause each of its Subsidiaries party thereto to perform, each of its respective obligations thereunder, including, without limitation, in relation to Cinedigm, its obligation to indemnify the Borrower and its Subsidiaries in accordance with the provisions thereof;

(v)           ERISA Matters.  Cinedigm shall give the Administrative Agent (a) on or prior to any filing by any ERISA Affiliate of any notice of intent to terminate any Title IV Plan, a copy of such notice and (b) promptly, and in any event within 10 days, after any Responsible Officer of any ERISA Affiliate knows or has reason to know that an ERISA Event has occurred, a notice (which may be made by telephone if promptly confirmed in writing) describing such ERISA Event and any action that any ERISA Affiliate proposes to take with respect thereto, together with a copy of any notice filed with the PBGC or the IRS pertaining thereto;

(vi)           [Intentionally Omitted];

(vii)           Pledges of Stock.  (A) On the Closing Date, Cinedigm, as the Limited Recourse Pledgor will pledge to the Collateral Agent for the benefit of the Secured Parties, all the Stock of each of the Borrower and Access Phase 2, and (B) after the Closing Date, to the extent required and within the time limits set forth (including any applicable grace or cure periods) in the other Loan Documents, Cinedigm, as the Limited Recourse Pledgor, in relation to any new Subsidiaries of Cinedigm (subject to Section 6(xi) hereof), in each case, engaged in the Servicing Business, will (in accordance with the Limited Recourse Pledge Agreement), pledge all the Stock of each of its Domestic Subsidiaries and each of its Foreign Subsidiaries (to the extent such Foreign Subsidiary is not a “controlled foreign corporation” within the meaning of Section 957(a) of the Code), and 66% of the issued and outstanding Voting Stock and 100% of the outstanding non-voting Stock of each of its Foreign Subsidiaries that is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code, directly held by Cinedigm, in each case formed or otherwise purchased or acquired after the Closing Date, to the extent, in the case of all of the pledges described in this sub-clause (B), the applicable Subsidiary is not a “Loan Party” (as defined in the CDF1 Credit Agreement) or a “Loan Party” (as defined in the CDF2 Credit Agreement);

(viii)           Phase II SocGen MSA.  Cinedigm, will within thirty (30) Business Days of the Closing Date, (x) use its commercially reasonable efforts to obtain an amendment and restatement of the Phase II SocGen MSA that will transfer all right, title and interest of the

Parent in and to the Phase II SocGen MSA, such that the Borrower will be the administrative servicer thereunder (and Cinedigm agrees that such commercially reasonable efforts are defined to include the efforts that a reasonable Person in the position of Cinedigm would use to obtain the amendment and restatement of the Phase II SocGen MSA as expeditiously as possible, which shall not include the payment of fees or other monies) and (y) if such an amendment and restatement is obtained, deliver true, correct and complete copies of all consents, waivers, acknowledgements and other agreements from any Loan Party or third parties which the Administrative Agent or the Collateral Agent may deem necessary in order to permit such transfer to occur;

(ix)           Management Services Agreement.  Unless the Administrative Agent shall otherwise agree in writing and subject to Section 6(b)(xi) hereof, Cinedigm shall cause each Management Services Agreement entered into after the Closing Date to which Cinedigm or any of its Subsidiaries is proposed to be a party to name the Borrower (or a direct, wholly-owned Subsidiary of the Borrower only in the event that the Administrative Agent shall have consented in writing), as applicable, as the manager or administrative servicer thereunder, with the Borrower (or such direct wholly-owned Subsidiary, as applicable), being entitled to the receipt of all Servicing Fees, Incentive Servicing Fees and other fees payable to the manager or the administrative servicer thereunder;

(x)           Compliance with ERISA.  Cinedigm shall ensure that no ERISA Affiliate shall cause or suffer to exist (a) any event that could result in the imposition of a Lien with respect to any Title IV Plan or Multiemployer Plan or (b) any other ERISA Event, that would, in the aggregate, have a Material Adverse Effect;

(xi)           Servicing Business.  Cinedigm agrees that, with respect to the Servicing Business, all new Subsidiaries conducting the Servicing Business shall be direct, wholly-owned Subsidiaries of the Borrower (or wholly-owned Subsidiaries of Cinedigm, only if consented to by the Administrative Agent in writing in advance of the formation or acquisition of any such Subsidiary by Cinedigm conducting the Servicing Business) subject, in each case, to the requirements set forth in Sections 7.08 and 7.09 of the Term Loan Agreement and as set forth above under Sections 6(b)(vi) and 6(b)(vii); and

(xii)          Triggering Event.  If, at any time, the Borrower elects not to make a voluntary prepayment with CDF1 Excess Cash Flow on any Payment Date on or after the Discharge of the CDF1 Credit Agreement Obligations (each, a “Triggering Event”), as requested by the Administrative Agent or the Collateral Agent, either (x) the Parent will, and will cause each of the Borrower and CDF1 to or (y) the Collateral Agent will, cause each of the Parent and its applicable Subsidiaries to, pursuant to the Powers of Attorney, immediately enter into the Replacement Phase I MSA.  Notwithstanding anything in this Agreement or in any other Loan Document, the Collateral Agent is entitled to specific performance with respect to this Section 6(b)(xii).

7.           Certain Certifications.  In order to induce the Lenders to fund the Term Loans under the Term Loan Agreement, the Guarantor hereby agrees to deliver to the Collateral Agent and the Administrative Agent on the Closing Date a certificate, duly executed and delivered by the Guarantor’s secretary or assistant secretary, certifying as to (and attaching the relevant document where applicable):

(a)           the Guarantor’s Constituent Documents, as amended, modified or supplemented as of the Closing Date, certified by the appropriate officer or official body of the jurisdiction of organization of the Guarantor;

(b)           resolutions of the Guarantor’s Board then in full force and effect expressly and specifically authorizing, to the extent relevant, all aspects of the Loan Documents applicable to the Guarantor and the execution, delivery and performance of each Loan Document, in each case to be executed by the Guarantor;

(c)           the incumbency and specimen signatures of its Authorized Officers; and

(d)           the good standing certificate of the Guarantor in the jurisdiction of organization of the Guarantor, with such good standing certificate dated as of a date no more than thirty (30) days prior to the Closing Date, such certificate to be issued by the appropriate officer or official body of the jurisdiction of organization of the Guarantor.

Such certificate shall provide that the Collateral Agent, the Administrative Agent and each Secured Party may conclusively rely thereon until the Collateral Agent, the Administrative Agent and Secured Parties shall have received a further certificate of the secretary or assistant secretary, as applicable, of such Person canceling or amending the prior certificate of the Guarantor as provided in Section 7(c).

8.           General Provisions.

(a)           Fully Recourse.  All of the terms and provisions of this Agreement are recourse obligations of the Guarantor to the extent expressly set forth in this Agreement.

(b)           Survival.  This Agreement shall be deemed to be continuing in nature and shall remain in full force and effect and shall survive the exercise of any remedy by the Administrative Agent or the Collateral Agent under the Limited Recourse Pledge Agreement, the Security Agreement or any of the other Loan Documents.

(c)           No Subrogation; No Recourse Against Collateral Agent.  The Guarantor subordinates and agrees not to exercise any rights against the Borrower or any other Loan Party which it may acquire by way of subrogation or contribution, by any payment made hereunder or otherwise, until all of the Guaranteed Obligations shall have been irrevocably paid in full and all Commitments have been terminated.  If any amount shall be paid to Cinedigm on account of such subrogation or contribution rights at any time when any Guaranteed Obligation or Commitment is outstanding, such amount shall be held in trust for the benefit of the Collateral Agent and shall forthwith be paid to the Collateral Agent to be credited and applied to the Guaranteed Obligations, whether matured or unmatured, in accordance with the terms of the Term Loan Agreement.  Furthermore, the Guarantor shall not have any right of recourse against the Collateral Agent by reason of any action the Collateral Agent may take or omit to take under the provisions of this Agreement or under the provisions of any other Loan Documents except solely to the extent that any Loan Party would have a right of recourse under the express provisions of the Loan Documents.

(d)           Reservation of Rights.  Nothing contained in this Agreement shall prevent or in any way diminish or interfere with any rights or remedies, including, without limitation, the right to contribution, which the Collateral Agent may have against the Borrower, Access Phase 2, or any other Loan Party, the Guarantor or any other party under any Applicable Laws, all such rights being hereby expressly reserved.

(e)           Rights Cumulative; Payments.  The Collateral Agent’s rights under this Agreement shall be in addition to all rights of the Collateral Agent and Administrative Agent under the other Loan Documents.

(f)           Certain Actions.  Guarantor hereby consents and agrees that the Collateral Agent may at any time and from time to time without further consent from the Guarantor do any of the following events, and the liability of the Guarantor to the extent set forth in this Agreement shall be unconditional and absolute and shall in no way be impaired or limited by any of the following events, whether occurring with or without notice to the Guarantor or with or without consideration:  (i) any extensions of time for performance required by any of the Loan Documents or extension or renewal of the Term Loan Agreement; (ii) any sale, assignment or foreclosure of the Term Loan Agreement or any of the other Loan Documents; (iii) any change in the composition of the Borrower, Access Phase 2 or any other Loan Party including, without limitation, the withdrawal or removal of the Guarantor from any current or future position of ownership, management or control of the Borrower, Access Phase 2 or any other Loan Party; (iv) the accuracy or inaccuracy of the representations and warranties made by the Guarantor herein or any other Loan Document or by the Borrower, Access Phase 2 or any other Loan Party in any of the Loan Documents; (v) the release of the Borrower, Access Phase 2, any other Loan Party or of any other Person or entity from performance or observance of any of the agreements, covenants, terms or conditions contained in any of the Loan Documents by operation of law, the Collateral Agent’s or Administrative Agent’s voluntary act or otherwise; (vi) the release or substitution in whole or in part of any security for the Term Loans; (vii) the Collateral Agent’s or Administrative Agent’s failure to file any financing statement (or the Collateral Agent’s or the Administrative Agent’s improper recording or filing thereof) or to otherwise perfect, protect, secure or insure any Lien or security interest given as security for the Term Loans; (viii) the modification of the terms of any one or more of the Loan Documents; or (ix) the taking or failure to take any action of any type whatsoever.  No such action which the Collateral Agent or the Administrative Agent shall take or fail to take in connection with the Loan Documents or any Collateral, nor any course of dealing with the Borrower, Access Phase 2, any other Loan Party or any other Person, shall limit, impair or release the Guarantor’s obligations hereunder, affect this Agreement in any way or afford the Guarantor any recourse against the Collateral Agent or Administrative Agent.  Nothing contained in this Section shall be construed to require the Collateral Agent or the Administrative Agent to take or refrain from taking any action referred to herein.

(g)           Severability.  All provisions of this Agreement are severable, and the unenforceability or invalidity of any of the provisions of this Agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement.  Should any part of this

Agreement be held invalid or unenforceable in any jurisdiction, the invalid or unenforceable portion or portions shall be removed (and no more) only in that jurisdiction, and the remainder shall be enforced as fully as possible (removing the minimum amount possible) in that jurisdiction.  In lieu of such invalid or unenforceable provision, the parties hereto will negotiate in good faith to add as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such invalid or unenforceable provision as may be possible.

(h)           Integration.  This Agreement and the other Loan Documents contain the entire agreement of the parties with respect to the subject matter hereof and thereof and supersede all prior negotiations, agreements and understandings with respect thereto, both written and oral.  This Agreement may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties.  There are no unwritten or oral agreements between the parties.  When this Agreement or any other Loan Document refers to a party’s “sole discretion”, such phrase means that party’s sole and absolute discretion as to process and result, which shall be final for all purposes hereunder, to be exercised (to the fullest extent the law permits) for any reason, subject to no standard of reasonableness or review and part of no claim before any court, arbitrator or other tribunal or forum or otherwise.

(i)           Amendments in Writing.  No amendment, waiver or consent under this Agreement shall be effective unless the same shall be executed in accordance with the provisions of Section 11.01 of the Term Loan Agreement which are incorporated herein by this reference, mutatis mutandis with such provisions applying to Cinedigm as if it were the Borrower thereunder.

(j)           Notices.  All notices and other communications provided for herein shall be (i) in writing, (ii) delivered and deemed received in accordance with the procedures set forth in Section 11.02 of the Term Loan Agreement and (iii) addressed to the parties at the address, facsimile number or email address provided therein or, in the case of the Guarantor, as set forth on the signature pages hereto.  Any party hereto may change its address, facsimile number or email address for notices and other communications hereunder by notice to all of the other parties hereto in accordance with the foregoing.

(k)           Successors and Assigns.  This Agreement shall be binding upon the successors and assigns of Cinedigm and shall inure to the benefit of each Secured Party and their successors and assigns to the extent permitted by Section 11.06 of the Term Loan Agreement; provided, however, that Cinedigm may not assign, transfer or delegate any of its rights or obligations under this Agreement without the prior written consent of the Collateral Agent and, in any event, any assignment, transfer or delegation of Cinedigm’s rights or obligations under this Agreement shall be subject to the terms and provisions of the Term Loan Agreement.

(l)           Counterparts; Effectiveness.  THIS AGREEMENT SHALL BE SUBJECT TO THE PROVISIONS SET FORTH IN SECTIONS 11.02(d) AND 11.10 OF THE TERM LOAN AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, MUTATIS MUTANDIS.

(m)           Governing Law.  THE INTERNAL LAWS OF THE STATE OF NEW YORK SHALL GOVERN ALL MATTERS ARISING OUT OF, IN CONNECTION WITH OR

RELATING TO THIS AGREEMENT, INCLUDING ITS VALIDITY, INTERPRETATION, CONSTRUCTION, PERFORMANCE AND ENFORCEMENT (INCLUDING ANY CLAIMS SOUNDING IN CONTRACT OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF AND ANY DETERMINATIONS WITH RESPECT TO POST-JUDGMENT INTEREST).

(n)           Jurisdiction; Venue; Service Of Process; Jury Trial Waiver.  THIS AGREEMENT SHALL BE SUBJECT TO THE PROVISIONS SET FORTH IN ARTICLE XII OF THE TERM LOAN AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, MUTATIS MUTANDIS.

(o)           Waiver of Acceptance.  Guarantor hereby waives any acceptance of this Agreement by the Collateral Agent, and this Agreement shall immediately be binding upon the Guarantor.

(p)           Captions for Convenience.  The captions and headings of the sections and paragraphs of this Agreement are for convenience of reference only and shall not be construed in interpreting the provisions hereof.

(q)           Successive Actions.  A separate right of action hereunder shall arise each time the Collateral Agent or the Administrative Agent acquires knowledge of any matter indemnified or guaranteed by Guarantor under this Agreement.  Separate and successive actions may be brought hereunder to enforce any of the provisions hereof at any time and from time to time.  No action hereunder shall preclude any subsequent action, and Guarantor hereby waives and covenants not to assert any defense in the nature of splitting of causes of action or merger of judgments.

(r)           Reliance.  The Guarantor hereby acknowledges that the Lenders would not make the Term Loans to the Borrower without this Agreement and the guaranty provided by the Guarantor hereunder.  Accordingly, the Guarantor intentionally and unconditionally enters into the covenants and agreements as set forth above and understands that, in reliance upon and in consideration of such covenants and agreements, the Term Loans shall be made and, as part and parcel thereof, specific monetary and other obligations have been, are being and shall be entered into which would not be made or entered into but for such reliance.

(s)           Waiver by Guarantor.  The Guarantor covenants and agrees that, upon the commencement of a voluntary or involuntary bankruptcy proceeding by or against the Borrower, Access Phase 2 or any Loan Party, the Guarantor shall not seek or cause the Borrower, Access Phase 2, any other Loan Party or any other Person or entity to seek a supplemental stay or other relief, whether injunctive or otherwise, pursuant to 11 U.S.C. § 105 or any other provision of the Bankruptcy Reform Act of 1978, as amended, or any other debtor relief law, (whether statutory, common law, case law or otherwise) of any jurisdiction whatsoever, now or hereafter in effect, which may be or become applicable, to stay, interdict, condition, reduce or inhibit the ability of the Collateral Agent to enforce any rights of the Collateral Agent against the Guarantor or the Collateral by virtue of this Agreement or otherwise.

(t)           Due Authorization and Execution.  This Agreement has been duly executed and delivered and constitutes the valid and legally binding obligation of the Guarantor, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and the effects of general principles of equity.  The execution, delivery and performance of this Agreement by the Guarantor will not violate any provisions of Applicable Law, any order of any court or Governmental Authority or the Constituent Documents of the Guarantor.

(u)           Loan Document.  This Agreement is a Loan Document executed pursuant to the Term Loan Agreement and shall (unless otherwise expressly indicated herein) be construed, administered and applied in accordance with the terms and provisions thereof.

[Signatures pages follow.]

IN WITNESS WHEREOF, the Guarantor has caused this Limited Recourse Guaranty Agreement to be duly executed as of the date first above written.

CINEDIGM DIGITAL CINEMA CORP.,

as Guarantor and as “Cinedigm”

By:	/s/ Gary S. Loffredo
Name:	Gary S. Loffredo
Title:	President of Digital Cinema, General Counsel and Secretary

  ADDRESS FOR NOTICES:
  902 Broadway
  9th Floor
  New York, NY 10010
  Attention: General Counsel
  Facsimile No.: 212-206-9001/424-281-5401
  Email: gloffredo@cinedigm.com
  amizel@cinedigm.com
  jbrownson@cinedigm.com

  with a copy to:

   Kelley Drye & Warren LLP
   101 Park Avenue
   New York, NY 10178
   Attention: Jonathan K. Cooperman, Esq. and
   Merrill B. Stone, Esq.
   Facsimile No.: (212) 808-7897

Signature Page to Limited Recourse Guaranty Agreement

ACCEPTED AND AGREED
as of the date first above written:

PROSPECT CAPITAL CORPORATION

as Collateral Agent and Administrative Agent

By:	/s/ M. Grier Eliasek
Name:	M. Grier Eliasek
Title:	President and Chief Operating Officer

Signature Page to Limited Recourse Guaranty Agreement